AB 3/2

09057537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CICC US Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29th Floor, One International Finance Centre, 1 Harbour View Street
(No. and Street)

Central, Hong Kong
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Kun Fan 852-2872-2038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Mr. Kun Fan, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CICC US Securities, Inc., as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

12 FEB 2009

Signature Date

CEO

Title

Subscribed and sworn to before me on this 12th day of February, 2009

Notary Public

WAI YAN NG
NOTARY PUBLIC
HONG KONG SAR, PRC

ANDREW W Y NG
& COMPANY
Solicitors & Notaries
1902-3 QUEEN'S PLACE, 74 QUEEN'S ROAD CENTRAL, H.K.

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CICC US SECURITIES, INC.
(a development stage company)

AUDITED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2008

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
CICC US Securities, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of CICC US Securities, Inc. (a development stage company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CICC US Securities, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 6, 2009
New York, New York

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

E-mail rlnjo@aol.com • Website www.rayfield-licata.com

CICC US SECURITIES, INC.
(a development stage company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

ASSETS		
Cash	$ 14,347	
Short term cash investments	9,292,961	
Deposit with clearing organization	100,000	
Receivable from clearing organization	731	
Equipment, less accumulated depreciation of $34,152	211,954	
Other assets, including prepaid income taxes of $10,062	11,943	
Total assets		$9,631,936

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to related parties	$ 65,232	
Accrued expenses and other liabilities	354,337	
Total liabilities		$ 419,569
STOCKHOLDER'S EQUITY		
Common stock ($10,000 par value) 1,100 shares authorized and outstanding	11,000,000	
Deficit accumulated during the development stage	(1,787,633)	
Total stockholder's equity		9,212,367
Total liabilities and stockholder's equity		$9,631,936

See Notes to statement of financial condition

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware corporation, was incorporated on August 25, 2005. The immediate holding company and sole shareholder China International Capital Corporation Hong Kong Securities Limited is incorporated in the Hong Kong Special Administrative Region as a licensed securities broker, financial advisor and underwriter under the Securities and Futures Commission of Hong Kong. The intermediate holding company China International Capital Corporation (Hong Kong) Limited is incorporated in the Hong Kong Special Administrative Region as a licensed financial advisor and underwriter under the Securities and Futures Commission of Hong Kong. The ultimate holding company China International Capital Corporation Limited is incorporated in the People's Republic of China.

On September 13, 2005, the immediate holding company acquired 100 shares of common stock for $1 million with a par value of $.01. Pursuant to a Board resolution dated June 15, 2007, the par value of the Company's common shares was increased to $10,000 and the Company issued 500 additional common shares to its immediate holding company for $5 million. Pursuant to another board resolution dated April 30, 2008, the Company issued 500 additional common shares to its immediate holding company for $5 million.

On August 3, 2007, the Company obtained a securities broker license from the Securities and Futures Commission of Hong Kong. In addition, effective August 21, 2007, the Company became a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.

The activities of the Company since inception consist substantially of professional services and other costs incurred in connection with business formation and licensing applications and its preparation for commencement of business activities. As of December 31, 2008, the Company has not yet generated any business revenue.

B. Equipment and Depreciation

Equipment is carried at cost less accumulated depreciation. Depreciation is provided by using the straight line method over the estimated useful lives of the assets (two to three years).

C. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and

their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowance is used to reduce deferred tax assets to the amount considered likely to be realized.

D. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2 - DEPOSIT WITH CLEARING ORGANIZATION

Pursuant to agreement, the Company is required to maintain a deposit with its clearing organization. As of December 31, 2008, the deposit was maintained in an interest bearing deposit account with this financial institution.

NOTE 3 - RELATED PARTY TRANSACTIONS

Due to related parties consists of

Due to parent	$30,757
Due to affiliate	34,475
Total due to related parties	$65,232

These related party balances consist substantially of reimbursement for allocated expenses. Such amounts were paid by the Company in January 2009.

For the year ended December 31, 2008, the Company was charged approximately $745,000 from the above related parties for the use of certain of their employees, facilities and other goods and services. Since its inception, the Company has been charged approximately $795,000 for these expenses.

NOTE 4 - INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows

Net operating loss carryover	$444,318

Depreciation and amortization	178,783
Less valuation allowance	(623,101)
Total deferred income tax asset	

The Company has a net operating loss carryover of approximately $1,307,000 available to offset future federal taxable income. The carryforward expires as follows

Years ending December 31,	2027	$ 2,000
	2028	1,305,000
		$1,307,000

NOTE 5 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined. At December 31, 2008, the Company had net capital of $8,990,351, which was $8,740,351 in excess of its required net capital of $250,000.

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
CICC US Securities, Inc.

Independent Auditors' Report On Internal Control

In planning and performing our audit of the financial statements of CICC US Securities, Inc. (a development stage company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

E-mail rlnjo@aol.com • Website www.rayfield-licata.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Management, the Security and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 6, 2009
New York, New York